Exhibit 11.1

SOLIGEN TECHNOLOGIES, INC.

Computation of Net Loss per Share

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2001	2000	2001	2000
Weighted average number of shares outstanding	37,826,000	36,446,000	37,364,000	36,406,000

Net loss	$(243,000)	$(412,000)	$(1,022,000)	$(1,110,000)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)